Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 4, 2016 to Prospectus dated December 19, 2014

Registration No. 333-201149

DOMINION RESOURCES, INC.

FINAL TERM SHEET

August 4, 2016

	2016 Series B 1.60% Senior Notes due 2019	2016 Series C 2.00% Senior Notes due 2021	2016 Series D 2.85% Senior Notes due 2026

Issuer:	Dominion Resources, Inc.	Dominion Resources, Inc.	Dominion Resources, Inc.

Principal Amount:	$500,000,000	$400,000,000	$400,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/ BBB (stable outlook)/ BBB+ (stable outlook)	Baa2 (stable outlook)/ BBB (stable outlook)/ BBB+ (stable outlook)	Baa2 (stable outlook)/ BBB (stable outlook)/ BBB+ (stable outlook)

Trade Date:	August 4, 2016	August 4, 2016	August 4, 2016

Settlement Date:	August 9, 2016	August 9, 2016	August 9, 2016

Final Maturity Date:	August 15, 2019	August 15, 2021	August 15, 2026

Interest Payment Dates:	February 15 and August 15	February 15 and August 15	February 15 and August 15

First Interest Payment Date:	February 15, 2017	February 15, 2017	February 15, 2017

Optional Redemption:	Make Whole Call at T+12.5 bps	Make Whole Call at T+15 bps prior to July 15, 2021; Par Call on or after July 15, 2021	Make Whole Call at T+20 bps prior to May 15, 2026; Par Call on or after May 15, 2026

Treasury Benchmark:	0.750% due July 15, 2019	1.125% due July 31, 2021	1.625% due May 15, 2026

Benchmark Yield:	0.753%	1.030%	1.504%

Spread to Benchmark:	+85 bps	+100 bps	+135 bps

Reoffer Yield:	1.603%	2.030%	2.854%

Coupon:	1.60%	2.00%	2.85%

Price to Public:	99.991%	99.857%	99.965%

Proceeds to the Company Before Expenses:	99.641%	99.257%	99.315%

CUSIP/ISIN:	25746U CH0/ US25746UCH05	25746U CJ6/ US25746UCJ60	25746UCK3/ US25746UCK34

Joint Book-Running Managers:	Mizuho Securities USA Inc., RBC Capital Markets, LLC, BNP Paribas Securities Corp., Deutsche Bank Securities Inc., MUFG Securities Americas Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated August 4, 2016, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Mizuho Securities USA Inc.	1-866-271-7403 (toll free)
RBC Capital Markets, LLC	1-866-375-6829 (toll free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.